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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53024

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2014 AND ENDING DECEMBER 31, 2014

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

ACER INVESTMENT GROUP LLC FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

75 CLAREMONT ROAD - SUITE 309

BERNARDSVILLE,	NEW JERSEY	07924
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Goldman (TEL) 908-630-9060

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 New York NY 10038

X Certified Public Accountant

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/5/15

OATH OR AFFIRMATION

I, ***Alan Goldman***, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***ACER INVESTMENT GROUP, LLC, as of December 31, 2014***, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

x [signature]
Signature

CFO/CCO
Title

X [signature]
Notary Public

SANDRA BALIATICO
Commission # 2382919
Notary Public, State of New Jersey
My Commission Expires
June 02, 2019

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
() (c) Statement of Operations.
() (d) Statement of Cash Flows.
() (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
() (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
() (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Acer Investment Group, LLC
75 Claremont Road – Suite 309
Bernardsville, NJ 07924

We have audited the accompanying statement of financial condition of Acer Investment Group, LLC. (the Company) as of **December 31, 2014**. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Acer Investment Group, LLC. as of **December 31, 2014** in conformity with accounting principles generally accepted in the United States.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
January 29, 2015

ACER INVESTMENT GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$ 70,065
Due from brokers	1,936,728
Dividend finder fees receivable	39,139
Fixed assets, net of accumulated depreciation of $60,591 (Notes 2(e) and 4))	23,183
Prepaid expenses	94,649
Other assets	37,668
Total assets	$ 2,201,432

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Accounts payable and accrued expenses	$ 138,677
Due to Member	500,000
Total liabilities	638,677
Commitments and Contingencies (Note 6)	
Capital (Note 7)	1,562,755
Total liabilities and capital	$ 2,201,432

The accompanying notes are an integral part of this statement.

ACER INVESTMENT GROUP, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2014

Note 1- Nature of Business

Acer Investment Group, LLC, a limited liability company (The "Company") is a broker/dealer in securities, registered with the Securities and Exchange Commission and is a member of the Chicago Stock Exchange.

The "Company" operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Commission, and accordingly is exempt from the remaining provisions of that rule.

Note 2- Summary of Significant Accounting Policies

a) Revenue Recognition
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis.

b) Marketable Securities
Marketable securities owned by the Company are reflected at market value with the resulting unrealized gains and losses included in income.

c) Cash and Cash Equivalents
The Company considers money market funds to be cash. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) Income Taxes
Income taxes are not payable by, nor provided for, the Company. Members are taxed individually on their share of company earnings for federal and state income tax purposes.

e) Depreciation
Depreciation of furniture and equipment is computed on the straight-line method using estimated useful lives of five to seven years.

f) Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions may affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

g) Subsequent Events
The company has evaluated events and transactions that occurred between December 31, 2014 and January 29, 2015, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3- Major Service Providers

The Company currently has two service provider relationships. One relationship accounted for 97.4% of total dividend finder's fees.

Note 4- Property, Equipment and Leasehold Improvements

Major classifications of property and equipment, as of December 31, 2014, are summarized as follows:

Equipment	$ 80,428
	80,428
Less: Accumulated depreciation	60,591
	19,837
Artwork carried at cost, and, not depreciated	3,346
	$ 23,183

Note 5 - Profit Sharing Plan

The Company is a sponsor of a defined contribution profit sharing plan for its eligible employees. Contributions to the plan, if any, are determined by the employer and come out of its current accumulated profits. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time. The Company contributed $0 for the year ended December 31, 2014. The Company's liability to the plan for the year ended December 31, 2014, was $-0-.

Note 6 - Commitments and Contingencies

Office Lease
At December 31, 2014, the Company leased three premises. One lease, expiring February 28, 2015 is not being renewed as the company is closing that office. The other two leases expire August 31, 2015 and November 30, 2015. At December 31, 2014, the minimum rental commitment before escalations under the leases is as follows:

Year	Amount
2015	$35,356

Note 7- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2014, the Company's net capital of $1,367,052 was $1,267,052 in excess of its required net capital of $100,000. The Company's net capital ratio was 46.72%.

ACER INVESTMENT GROUP, LLC

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the year ended December 31, 2014

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Members of
Acer Investment Group, LLC
75 Claremont Road, Suite 309
Bernardsville, NJ 07924

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Acer Investment Group, LLC("Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC., solely to assist you in evaluating the Company's compliance with Rule 17a-5(e)(4). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1- Compared the listed assessment payments with respective cash disbursement records entries, noting no exceptions;
2- Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2014, noting no exceptions;
3- Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no exceptions;
4- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no exceptions; and
5- Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,
Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP (NY)
January 29, 2015

ACER INVESTMENT GROUP

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the year ended December 31, 2014

Determination of SIPC Net Operating Revenues:

Total Revenues (FOCUS line 12/ Part IIA line 9)	$	3,733,966
Additions		-
Deductions		(483)
SIPC Net Operating Revenues	$	3,733,483

Determination of General Assessment:

SIPC Net Operating Revenues:	$	3,733,483
General Assessment @ .0025		9,334

Assessment Remittance:

Less: Payment made with Form SIPC-6 in July 2014		(8,003)
Assessment Balance Due	$	1,331

Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the year ended December 31, 2014.

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7	$	3,733,483
SIPC Net Operating Revenues as computed above		3,733,483
Difference	$	-